UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-152776

See Table of Subsidiary Guarantor Registrants

(Exact name of registrant as specified in its charter)

c/o Alpha Natural Resources, Inc. One Alpha Place, P.O. Box 2345, Abingdon, VA 24212 (276) 619-4410

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of 3.25% Convertible Senior Notes due 2015

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 60

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants listed on the attached Table of Subsidiary Guarantor Registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 4, 2011	By:	/s/ Vaughn R. Groves
	Name:	Vaughn R. Groves
	Title:	Executive Vice President, General Counsel and Secretary

TABLE OF SUBSIDIARY GUARANTOR REGISTRANTS

Exact name of subsidiary guarantor registrant as specified in its charter	Commission File Number
A. T. Massey Coal Company, Inc.	333-152776-20
Alex Energy, Inc.	333-152776-50
Alpha European Sales, Inc.*	333-152776-66
Alpha Gas and Oil Company	333-152776-67
Appalachia Coal Sales Company, Inc.	333-152776-69
Appalachia Holding Company	333-152776-96
Aracoma Coal Company, Inc.	333-152776-95
Bandmill Coal Corporation	333-152776-49
Bandytown Coal Company	333-152776-48
Barnabus Land Company	333-152776-94
Belfry Coal Corporation	333-152776-93
Ben Creek Coal Company	333-152776-92
Big Bear Mining Company	333-152776-91
Big Sandy Venture Capital Corporation	333-152776-90
Black King Mine Development Co.	333-152776-89
Blue Ridge Venture Capital Corporation	333-152776-88
Boone East Development Co.	333-152776-87
Boone Energy Company	333-152776-86
Boone West Development Co.	333-152776-85
Central Penn Energy Company, Inc.	333-152776-84
Central West Virginia Energy Company	333-152776-83
Ceres Land Company	333-152776-82
Clear Fork Coal Company	333-152776-81
Crystal Fuels Company	333-152776-80
Dehue Coal Company	333-152776-79
Delbarton Mining Company	333-152776-78
Demeter Land Company	333-152776-47
Douglas Pocahontas Coal Corporation	333-152776-77
DRIH Corporation	333-152776-76
Duchess Coal Company	333-152776-75
Duncan Fork Coal Company	333-152776-18
Eagle Energy, Inc.	333-152776-17
Elk Run Coal Company, Inc.	333-152776-16
Feats Venture Capital Corporation	333-152776-15
Goals Coal Company	333-152776-46
Green Valley Coal Company	333-152776-45
Greyeagle Coal Company	333-152776-14
Haden Farms, Inc.	333-152776-13
Hanna Land Company, LLC	333-152776-12
Hazy Ridge Coal Company	333-152776-11
Highland Mining Company	333-152776-10
Hopkins Creek Coal Company	333-152776-09
Independence Coal Company, Inc.	333-152776-08
Jacks Branch Coal Company	333-152776-07
Joboner Coal Company	333-152776-06
Kanawha Energy Company	333-152776-05
Knox Creek Coal Corporation	333-152776-04
Lauren Land Company	333-152776-03
Laxare, Inc.	333-152776-02
Logan County Mine Services, Inc.	333-152776-01

*	Formerly known as Massey Technology Investments, Inc. (CIK: 0001275071). Alpha European Sales, Inc. has been assigned a new CIK: 0001523230.

Exact name of subsidiary guarantor registrant as specified in its charter	Commission File Number
Long Fork Coal Company	333-152776-74
Lynn Branch Coal Company, Inc.	333-152776-73
Majestic Mining, Inc.	333-152776-72
Marfork Coal Company, Inc.	333-152776-71
Martin County Coal Corporation	333-152776-70
New Market Land Company	333-152776-65
New Ridge Mining Company	333-152776-64
New River Energy Corporation	333-152776-63
Nicco Corporation	333-152776-62
Nicholas Energy Company	333-152776-44
Omar Mining Company	333-152776-61
Peerless Eagle Coal Co.	333-152776-36
Performance Coal Company	333-152776-60
Peter Cave Mining Company	333-152776-43
Pilgrim Mining Company, Inc.	333-152776-59
Power Mountain Coal Company	333-152776-58
Raven Resources, Inc.	333-152776-42
Rawl Sales & Processing Co.	333-152776-57
Road Fork Development Company, Inc.	333-152776-56
Robinson-Phillips Coal Company	333-152776-55
Rum Creek Coal Sales, Inc.	333-152776-54
Russell Fork Coal Company	333-152776-33
SC Coal Corporation	333-152776-32
Scarlet Development Company	333-152776-31
Shannon-Pocahontas Coal Corporation	333-152776-30
Shannon-Pocahontas Mining Company	333-152776-29
Shenandoah Capital Management Corp.	333-152776-28
Sidney Coal Company, Inc.	333-152776-27
Spartan Mining Company	333-152776-41
St. Alban’s Capital Management Corporation	333-152776-26
Stirrat Coal Company	333-152776-40
Stone Mining Company	333-152776-39
Support Mining Company	333-152776-25
Sycamore Fuels, Inc.	333-152776-24
T. C. H. Coal Co.	333-152776-23
Talon Loadout Company**	333-152776-34
Tennessee Consolidated Coal Company	333-152776-22
Tennessee Energy Corp.	333-152776-21
Town Creek Coal Company	333-152776-19
Trace Creek Coal Company	333-152776-38
Tucson Limited Liability Company	333-152776-35
Vantage Mining Company	333-152776-53
White Buck Coal Company	333-152776-52
Williams Mountain Coal Company	333-152776-51
Wyomac Coal Company, Inc.	333-152776-37

**	Formerly known as Energy Transport Co. (CIK: 0001350331). Talon Loadout Company has been assigned a new CIK: 0001523257.